Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “the Company”) GOLD FIELDS NON-EXECUTIVE DIRECTORS’ APPOINTMENT TO BOARD COMMITTEES Shareholders are advised that, in terms of 3.59(c)of the JSE Listings Requirements the Board of Directors approved the following appointments of current directors to Board Committees with immediate effect: 1. Ms. Maria Cristina Bitar as a member of the Remuneration Committee; and 2. Ms. Jacqueline Elizabeth McGill as a member of the Nominating and Governance Committee. 23 February 2023 Sponsor: JP Morgan Equities South Africa (Pty) Ltd